

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3030

DIVISION OF
CORPORATION FINANCE

March 21, 2012

<u>Via E-mail</u>
Tanir Horn
Chief Financial Officer
On Track Innovations Ltd.
Z.H.R. Industrial Zone
P.O. Box 32
Rosh Pina, 12000
Israel

      Re: On Track Innovations Ltd.
              Form 20-F for the Fiscal Year Ended December 31, 2010
              Filed March 31, 2011
              File No. 000-49877

Dear Ms. Horn:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

              Sincerely,

              /s/ Martin James

              Martin James
              Senior Assistant Chief Accountant